--------------------------------------------------------------------------------
SEC 1745 Potential persons who are to respond to the collection of information contained in this form (6-01) are not required to respond unless the form displays a currently valid OMB control number.
--------------------------------------------------------------------------------
                      UNITED STATES               ------------------------------
           SECURITIES AND EXCHANGE COMMISSION            OMB APPROVAL
                 WASHINGTON, D.C. 20549           ------------------------------
                                                   EXP OMB NUMBER: 3235-0145
                                                  ------------------------------
                                                  EXPI EXPIRES: OCTOBER 31, 2002
                                                  ------------------------------
                                                  EST ESTIMATED AVERAGE BURDEN
                                                  HOU  HOURS PER RESPONSE..14.9
                                                  ------------------------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                               ELECSYS CORPORATION
                                (NAME OF ISSUER)

                          COMMON STOCK. $.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   28473 10 0
                                 (CUSIP NUMBER)

                                DECEMBER 31, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

|_| RULE 13D-1(B)

|X| RULE 13D-1(C)

|_| RULE 13D-1(D)

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES)


                                Page 1 of 5 Pages

CUSIP No. 28473 10 0

--------------------------------------------------------------------------------
1.        NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          NEIL GAGNON
--------------------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
          (A)|_|
          (B)|X|
--------------------------------------------------------------------------------
3.        SEC USE ONLY

--------------------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                    5.   SOLE VOTING POWER
                         168,125
NUMBER OF           ------------------------------------------------------------
SHARES              6.   SHARED VOTING POWER
BENEFICIALLY             129,125
OWNED BY            ------------------------------------------------------------
EACH REPORTING      7.   SOLE DISPOSITIVE POWER
PERSON WITH              168,125
                    ------------------------------------------------------------
                    8.   SHARED DISPOSITIVE POWER
                         182,275
--------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          350,400
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          12.7%
--------------------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON (See Instructions)

          IN
--------------------------------------------------------------------------------


                                Page 2 of 5 Pages

     The securities reported herein were previously reported on a Schedule 13D filed by the Reporting Person.

                                  SCHEDULE 13G

Item 1(a).     Name of Issuer:

               ELECSYS CORPORATION

Item 1(b).     Address of Issuer's Principal Executive Offices:

               15301 West 109th Street
               Lenexa, KS 66219

Item 2(a).     Name of Person Filing:

               Neil Gagnon

Item 2(b).     Address of Principal Business Office or, If None, Residence:

               1370 Avenue of the Americas
               Suite 2002
               New York, NY 10019

Item 2(c).     Citizenship:

               Neil Gagnon is a United States citizen.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.01 per share.

Item 2(e).     CUSIP Number:

               28473 10 0

Item 3.        Type of Reporting Person:

               Not applicable

Item 4.        Ownership:

          (a)  Amount Beneficially Owned:

               As of December 31, 2001, Neil Gagnon beneficially owned 350,400 shares of common stock of Elecsys Corporation ("Common Stock"), which amount includes 168,125 shares owned by Mr. Gagnon; 110,000 shares owned by Lois Gagnon, Mr. Gagnon's wife; 6,725 shares held by the Gagnon Foundation (the "Foundation"), of which Mr. Gagnon is a trustee; 12,400 shares held by the Gagnon Family Partnership (the" Partnership"), of which Mr. Gagnon is a partner; 1,550 shares held by the Gagnon Trust (the "Trust"), of which Mr. Gagnon is a trustee with dispositive but with no voting power; and 51,600 shares held for certain customers of Gagnon Securities LLC, of which Mr. Gagnon is the Managing Member and the principal owner, over which shares Mr. Gagnon has dispositive but not voting power.


                                Page 3 of 5 Pages

          (b)  Percentage of Class:

               12.7% beneficially owned by Mr. Gagnon. Calculation of percentage of beneficial ownership is based on 2,768,581 shares of the Issuer's Common Stock outstanding on December 14, 2001 as reported by the Issuer on its 10-QSB for the quarterly period ended October 31, 2001.

          (c)  Number of Shares as to Which Such Person Has:

               (i)   sole power to vote or direct the vote:

                     168,125 shares of Common Stock

               (ii)  shared power to vote or direct the vote:

                     129,125 shares of Common Stock

               (iii) sole power to dispose or direct the disposition of:

                     168,125 shares of Common Stock

               (iv)  shared power to dispose or direct the disposition of:

                     182,275 shares of Common stock

Items 5-9. Not applicable.

     Filing of this statement by the Reporting Person shall not be deemed an admission that he beneficially owns the securities reported herein as held in customer accounts at Gagnon Securities LLC or by the Foundation or the Trust. Mr. Gagnon expressly disclaims beneficial ownership of all securities held in such customer accounts or by the Foundation or the Trust. No single client's interest as reported in the customer accounts at Gagnon Securities LLC exceeds 5% of the outstanding Common Stock.


Item 10. Certification:

     By signing below, the Reporting Person certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the Issuer of such securities, and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                Page 4 of 5 Pages

                                        SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2002


                                                 /s/ Neil Gagnon
                                                     -----------
                                                     Neil Gagnon


                                Page 5 of 5 Pages